UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For March 6, 2002

                        Commercial Consolidators Corp.
               (Translation of registrant's name into English)

      Suite 1010, 5255 Yonge Street, Toronto, Ontario, Canada  M2N 6P4
                  (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

           Form 20-F [x]                   Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   [ ]         	No  [x]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -	.]

ITEM 5:  OTHER EVENTS

On March 6, 2002, Commercial Consolidators Corp. announced that its subsidiary, Tri-Vu Interactive Corp. ("Tri-Vu", also trading as "TVi") has entered into an agreement with the 318-room Boomtown Hotel and Casino property in Reno, Nevada to supply the guestFX2 Interactive Hotel TV System. This installation represents in excess of US$190,000 of revenues for Tri-Vu with a corresponding 3-year service contract worth an additional US$190,000.

Copy of the News Release and BC FORM 53-901F are attached hereto and filed as Exhibits to this filing on Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


COMMERCIAL CONSOLIDATORS CORP.
     /s/ Gregory Burnett
Gregory Burnett, Secretary
Date:   March 6, 2002





Exhibit 1
News Release
March 6, 2002

COMMERCIAL CONSOLIDATORS TO SUPPLY INTERACTIVE TV SYSTEM
TO BOOMTOWN HOTEL AND CASINO IN RENO, NEVADA

TORONTO - March 6, 2002 - COMMERCIAL CONSOLIDATORS CORP.
(CCZ:CDNX; ZCC:AMEX; CJ9:Frankfurt), a diversified international distributor of business technologies (cellular phones and accessories, and computer hardware, software and solutions) and consumer electronics to the Americas (North, South and Central), is pleased to announce that its subsidiary, Tri-Vu Interactive Corp. ("Tri-Vu", also trading as "TVi") has entered into an agreement with the 318-room Boomtown Hotel and Casino property in Reno, Nevada to supply the guestFX2 Interactive Hotel TV System. This installation represents in excess of US$190,000 of revenues for Tri-Vu with a corresponding 3-year service contract worth an additional US$190,000.

Having previously targeted primarily the Caribbean and Latin American markets, this is our first TVi installation in the United States. "The Boomtown Property is a wonderful location and we are committed to making it the showpiece for our product offering in the US," said Commercial Consolidators Corp.'s Chief Executive Officer, Guy Jarvis.

David Mustard, Director of Finance for Boomtown states, "We are very excited about the TVi guestFX2 system and the benefits and value it will provide our guests. We selected TVi over other available systems in the market, due to TVi's ability to provide us with a customized product that will be designed specifically to meet our needs."

ABOUT COMMERCIAL CONSOLIDATORS CORP.

Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware and software) and consumer electronics to the Americas (North,
 South and Central). The Company's head office is located in Toronto, Ontario.

ABOUT TRI-VU INTERACTIVE CORP.

Tri-Vu Interactive Corp., a wholly owned subsidiary of Commercial
Consolidators Corp., specializes in providing customized interactive entertainment and information systems for the hospitality industry. The systems include a complete multimedia display of all hotel amenities as well as a broad range of guest services including video-on-demand movies, TV Internet access, games, account review, express checkout and casino gaming help and tips.

For further information, please contact investor relations at 1-800-968-1727; or visit the Company's website at www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS


 "Guy Jarvis"
________________________________
GUY JARVIS, Chief Executive Officer

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

The Canadian Venture Exchange Has Neither Approved Nor Disapproved The Information Contained Herein

Exhibit 2
BC FORM 53-901F
March 6, 2002

BC FORM 53-901F (Previously Form 27)
Securities Act
Material Change Report Under Section 85(1) of the Act

ITEM 1	REPORTING ISSUER

		COMMERCIAL CONSOLIDATORS CORP.
		604 - 750 West Pender Street
		Vancouver, BC  V6C 2T7

ITEM 2	DATE OF MATERIAL CHANGE

		March 6, 2002

ITEM 3	PRESS RELEASE

Issued March 6, 2002 at Vancouver, BC and distributed through the facilities of Stockwatch, Stockhouse, Canadian Corporate News and Market News.

ITEM 4	SUMMARY OF MATERIAL CHANGE

Commercial Consolidators Corp. announced that its subsidiary, Tri-Vu Interactive Corp. ("Tri-Vu", also trading as "TVi") has entered into an agreement with the 318-room Boomtown Hotel and Casino property in Reno, Nevada to supply the guestFX2 Interactive Hotel TV System. This installation represents in excess of US$190,000 of revenues for Tri-Vu with a corresponding 3-year service contract worth an additional US$190,000.


ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

Please see attached Schedule "A"

ITEM 6	RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8	DIRECTOR/SENIOR OFFICER

		Contact:	Greg Burnett
		Telephone:	604-669-2615

ITEM 9	STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC this 6th day of March 2002.

"Greg  Burnett"

_______________________________
Greg Burnett
Director


SCHEDULE "A"

TORONTO - March 6, 2002 - COMMERCIAL CONSOLIDATORS CORP.
(CCZ:CDNX; ZCC:AMEX; CJ9:Frankfurt), a diversified international distributor of business technologies (cellular phones and accessories, and computer hardware, software and solutions) and consumer electronics to the Americas (North, South and Central), is pleased to announce that its subsidiary, Tri-Vu Interactive Corp. ("Tri-Vu", also trading as "TVi") has entered into an agreement with the 318-room Boomtown Hotel and Casino property in Reno, Nevada to supply the guestFX2 Interactive Hotel TV System. This installation represents in excess of US$190,000 of revenues for Tri-Vu with a corresponding
3-year service contract worth an additional US$190,000.

Having previously targeted primarily the Caribbean and Latin American markets, this is our first TVi installation in the United States. "The Boomtown Property is a wonderful location and we are committed to making it the showpiece for our product offering in the US," said
Commercial Consolidators Corp.'s Chief Executive Officer, Guy Jarvis.

David Mustard, Director of Finance for Boomtown states, "We are very excited about the TVi guestFX2 system and the benefits and value it will provide our guests. We selected TVi over other available systems in the market, due to TVi's ability to provide us with a customized product that will be designed specifically to meet our needs."


ABOUT COMMERCIAL CONSOLIDATORS CORP.

Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware and software) and consumer electronics to the Americas
(North, South and Central). The Company's head office is located in Toronto, Ontario.

ABOUT TRI-VU INTERACTIVE CORP.

Tri-Vu Interactive Corp., a wholly owned subsidiary of Commercial
Consolidators Corp., specializes in providing customized interactive entertainment and information systems for the hospitality industry. The systems include a complete multimedia display of all hotel amenities as well as a broad range of guest services including video-on-demand movies, TV Internet access, games, account review, express checkout and casino gaming help and tips.

For further information, please contact investor relations at 1-800-968-1727; or visit the Company's website at
 www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS


 "Guy Jarvis"
________________________________
GUY JARVIS, Chief Executive Officer

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

The Canadian Venture Exchange Has Neither Approved Nor Disapproved The Information Contained Herein